UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.3)

TELEFÓNICA, S.A.

(Name of Issuer)

Ordinary Shares, nominal value 1.00 euro per share

(Title of Class of Securities)

879382208*

(CUSIP Number)

Sociedad Estatal de Participaciones Industriales

C/Velázquez, 134

28006, Madrid, Spain

Attn: Javier Morales Abad

Secretary of the Board of Directors and Chief Legal Officer

Tel: 0034 91 396 11 06

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The CUSIP number is for the American Depositary Shares, each representing one Ordinary Share. No CUSIP number exists for the underlying Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	879382208*

1	NAME OF REPORTING PERSON: Sociedad Estatal de Participaciones Industriales
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 484,110,010 Shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 484,110,010 Shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 484,110,010 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.538%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

Explanatory Note

This Amendment No. 3 (“Amendment No.3”) amends and supplements the Schedule 13D filed on April 22, 2024 as amended by Amendment No.1 filed on April 26, 2024 and Amendment No. 2 filed on May 7, 2024 (as amended to date, “Schedule 13D”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

On May 9, 2024, SEPI acquired Shares in an amount that would cause its holdings to increase to 8.4% (rounded off to the nearest tenth from 8.419%) of the Issuer’s outstanding Shares as of such date. The settlement of this acquisition of Shares was completed on May 13, 2024. Furthermore, the Issuer’s share capital was reduced to 5,670,161,554 Shares, effective May 13, 2024, as a result of the cancellation by the Issuer of 80,296,591 Shares previously held as treasury stock (the “Capital Reduction”), causing SEPI’s holdings as a percentage of the Issuer’s outstanding Shares to further increase to 8.5% (rounded off to the nearest tenth from 8.538%) as of May 13, 2024. The Issuer previously announced the Capital Reduction in its Form 6-K report filed on April 12, 2024.

SEPI acquired the Shares reported in this Schedule 13D in order to carry out the order of the Spanish government dated December 19, 2023 to purchase up to 10% of Shares of the Issuer, subject to compliance with applicable Spanish reporting obligations and Spanish regulations requiring that such purchases be implemented while minimizing the impact on the trading price of the Shares, with a view to promoting stability in the Issuer’s shareholder base and safeguarding its strategic capabilities. Telefónica is a leading telecommunications company in Spain and internationally whose activities the Spanish government considers to be of crucial importance to the economy, productivity, research activities, security, defense and public interest of Spain.

SEPI purchased the Shares reported in this Schedule 13D in the open market at an average price of € 4.0113 per Share. These purchases were funded from capital contributions made to SEPI by the Spanish public treasury.

Item 4. Purpose of Transaction

The third paragraph of Item 4 is hereby amended and restated in its entirety as follows:

As a result of SEPI’s significant holdings of the Issuer’s total Shares, SEPI obtained the right under applicable Spanish law to designate a representative to the Issuer’s board of directors(the “Board”). Therefore, on May 7, 2024, SEPI requested the Issuer to consider appointing Mr. Carlos Ocaña Orbis as a new director to represent SEPI’s ownership interest on the Board. As disclosed in the Issuer’s Form 6-K report filed on May 8, 2024, in order to fill a vacancy in the Board, and following a favorable report from the Issuer’s Nominating, Compensation and Corporate Governance Committee, the Board unanimously resolved on May 8, 2024 to appoint Mr. Carlos Ocaña Orbis as a director of the Board and as a member of the Board’s Executive Commission and Audit and Control Committee.

Item 5. Interest in Securities of the Issuer

The first paragraph of Item 5(a) is hereby amended and restated in its entirety as follows:

(a) As of May 13, 2024, Telefónica had 5,670,161,554 Shares outstanding as disclosed in its Form 6-K report filed on April 12, 2024. SEPI beneficially owned 484,110,010 Shares, representing approximately 8.5% (rounded off to the nearest tenth from 8.538%) of the total outstanding Shares, as of such date.

Item 5(b) is hereby amended and restated in its entirety as follows:

(b) SEPI may be deemed to have sole voting and dispositive power with respect to an aggregate of 484,110,010 Shares that it directly owns. The responses of SEPI to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference. To the knowledge of SEPI, none of the persons set forth in Schedule A may be deemed to have sole voting and dispositive power with respect to any Shares.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2024

Sociedad Estatal de Participaciones Industriales

/s/ Javier Morales Abad
Name:	Javier Morales Abad
Title:	Secretary of the Board of Directors and Chief Legal Officer